Exhibit 99.5
RP® FINANCIAL, LC.
Serving the Financial Services Industry Since 1988
September 13, 2010
Boards of Directors
Alliance, MHC
Alliance Bancorp, Inc.
Alliance Bank
541 Lawrence Road,
Broomall, Pennsylvania 19008
Re: Plan of Conversion and Reorganization
      Alliance, MHC
      Alliance Bancorp, Inc.
      Alliance Bank
Members of the Boards of Directors:
     All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Alliance, MHC (the “MHC”), Alliance Bancorp, Inc. (the “Company”) and Alliance Bank, all based in Broomall, Pennsylvania. The Plan provides for the conversion of the MHC into the full stock form of organization. Pursuant to the Plan, the MHC will be merged into the Company and the Company will merge with Alliance Bancorp, Inc., a newly-formed Pennsylvania corporation (the “Company”) with the Company as the resulting entity, and the MHC will no longer exist. As part of the Plan, the Company will sell shares of common stock in an offering that will represent the ownership interest in the Company now owned by the MHC.
     We understand that in accordance with the Plan, depositors will receive rights in a liquidation account maintained by the Company representing the amount of (i) the MHC’s ownership interest in the Company’s total stockholders’ equity as of the date of the latest statement of financial condition used in the prospectus plus (ii) the value of the net assets of the MHC as of the date of the latest statement of financial condition of the MHC prior to the consummation of the conversion (excluding its ownership of the Company). The Company shall continue to hold the liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders who continue to maintain deposits in Alliance Bank. We further understand that Alliance Bank will also establish a liquidation account in an amount equal to the Company’s liquidation account, pursuant to the Plan. The liquidation accounts are designed to provide payments to depositors of their liquidation interests in the event of liquidation of Alliance Bank (or the Company and Alliance Bank).
     In the unlikely event that either Alliance Bank (or the Company and Alliance Bank) were to liquidate after the conversion, all claims of creditors, including those of depositors, would be paid first, followed by distribution to depositors as of the supplemental eligibility record date of the liquidation account maintained by the Company. Also, in a complete liquidation of both entities, or of Alliance Bank, when the Company has insufficient assets (other than the stock of Alliance Bank), to fund the liquidation account distribution due to Eligible Account Holders and Supplemental Eligible Account Holders and Alliance Bank has positive net worth, Alliance Bank

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RP Financial, LC.
Boards of Directors
September 13, 2010

shall immediately make a distribution to fund the Company’s remaining obligations under the liquidation account. The Plan further provides that if the Company is completely liquidated or sold apart from a sale or liquidation of Alliance Bank, then the rights of Eligible Account Holders and Supplemental Eligible Account Holders in the liquidation account maintained by the Company shall be surrendered and treated as a liquidation account in Alliance Bank, the bank liquidation account and depositors shall have an equivalent interest in such bank liquidation account, subject to the same rights and terms as the liquidation account.
     Based upon our review of the Plan and our observations that the liquidation rights become payable only upon the unlikely event of the liquidation of Alliance Bank (or the Company and Alliance Bank), that liquidation rights in the Company automatically transfer to Alliance Bank in the event the Company is completely liquidated or sold apart from a sale or liquidation of Alliance Bank, and that after two years from the date of conversion and upon written request of the OTS, the Company will transfer the liquidation account and depositors’ interest in such account to Alliance Bank and the liquidation account shall thereupon become the liquidation account of Alliance Bank no longer subject to the Company’s creditors, we are of the belief that: the benefit provided by the Alliance Bank liquidation account supporting the payment of the liquidation account in the event the Company lacks sufficient net assets does not have any economic value at the time of the transactions contemplated in the first and second paragraphs above. We note that we have not undertaken any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue.

Sincerely,
/s/ RP Financial, LC.
RP Financial, LC.